RESULTS OF ANNUAL SHAREHOLDER VOTE

      An Annual Meeting of Shareholders of the COMPANY was held at the Sheraton Detroit Novi, 21111 Haggerty Road, Novi, Michigan, on July 29, 2005 for the following purposes:

      1. To elect five Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

	      Directors Elected at Meeting	  Votes For
            ----------------------------    ----------
            Joseph A. Ahern		        36,612,129
		Robert J. Cappelli	        36,757,650
            Dennis D. Johnson	              36,594,998
		Janice Loichle	              36,643,502
		Thomas L. Saeli	              36,622,524

      2. To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the COMPANY for the fiscal year ending
December 31, 2005.

Votes For:                36,619,794
Votes Against:               109,011
Votes to Abstain:            305,534